UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 under
the Securities Exchange Act of 1934
For the month of April, 2011
CANADIAN PACIFIC RAILWAY LIMITED
(Commission File No. 1-01342)
(translation of Registrant’s name into English)
Suite 500, Gulf Canada Square, 401 – 9th Avenue, S.W., Calgary, Alberta, Canada, T2P 4Z4
(address of principal executive offices)
     Indicate by check mark whether the registrant file or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☐	Form 40-F ☑
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐
     Indicate by check mark if the registrants are submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐
This Report furnished on Form 6-K shall be incorporated by reference into each of the following Registration Statements under the Securities Act of 1933 of the registrant: Form F-10 No. 333-159945 (Canadian Pacific Railway Limited), Form S-8 No. 333-140955 (Canadian Pacific Railway Limited), Form S-8 No. 333-127943 (Canadian Pacific Railway Limited) and Form S-8 No. 333-13962 (Canadian Pacific Railway Limited).

EXPLANATORY NOTE
On April 8, 2011, Canadian Pacific Railway Limited (the “Company”) filed (i) a Change of Auditor Notice with the System for Electronic Document Analysis and Retrieval (“SEDAR”) in Canada, reflecting the Company’s decision not to nominate PricewaterhouseCoopers LLP for re-appointment as the Company’s auditors at the next annual and special meeting of the Company’s shareholders, to be held May 12, 2011 (the “Meeting”), and to nominate Deloitte & Touche LLP for appointment as the Company’s auditors at the Meeting, together with (ii) the response letters of PricewaterhouseCoopers LLP and Deloitte & Touche LLP. The Change of Auditor Notice and these response letters are attached as exhibits to this Form 6-K.

SIGNATURES
     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

CANADIAN PACIFIC RAILWAY LIMITED (Registrant)
Date: April 8, 2011	By:	Signed: /s/ Karen L. Fleming
		Name:	Karen L. Fleming
		Title:	Corporate Secretary

DOCUMENTS FILED AS PART OF THIS REPORT ON FORM 6-K

99.1	Change of Auditor Notice, dated April 1, 2011

99.2	Response of PricewaterhouseCoopers LLP to Change of Auditor Notice.

99.3	Response of Deloitte & Touche LLP to Change of Auditor Notice.